INVEST IN FOUR DOORS

Join the new feature film by the creator of Final Destination with Name Actors



Los Angeles California

Entertainment | Film | Media | Recreation

LEAD INVESTOR

Maylen Martin

I strongly believe in the team Greg and Zach are building. They both have a strong business sense which is rare in the entertainment field and they always do right by their investors. Four doors has the potential to be a big Netflix or Hulu movie with it's premise and how it will be shot. The cast is also a big name cast and factors in to me investing, since Andrea Londo's last movie was #4 on Hulu. With their experience and the exceptional team working on the movie I believe this will be a very strong investment.

Invested $25,000 this round

Highlights

1. Producer Jeffrey Reddick, creator of Final Destination franchise. His films have all turned a profit
2. Name cast Andrea Londo(Netflix's Narcos, Sony's Superfly) and Jack Duarte(Apple TV's Now and Then).
3. 1st Feature Film, The Willowbrook, by team yielded a distribution deal with Gravitas Ventures.
4. Gravitas Ventures interested in distribution for Four Doors
5. WGA writer Zach Koepp, numerous Netflix rewrites and polishes, feature sale, and TV show creator
6. Cast has combined social media following of 1 million with dedicated fanbases.
7. You want to support a feature with a diverse female lead, cast, and team

Our Team



Jeffrey Reddick Producer

Jeffrey Reddick is best known for creating the Final Destination film franchise, one of the most profitable franchises in the last two decades. He's been a part of over twenty films and they have all turned a profit.

Zach has been wanting to tell this story for years and we're excited to produce it. We feel it has Netflix or Hulu potential.



Zach Koepp Writer/Director

Writer/Director of The Willowbrook sold to Gravitas Ventures. Co-Chair of Middle Eastern Writer's Committee in the Writer's Guild of America. Numerous rewrites and polishes for Netflix.



Greg Bekkers Producer

Producer The Willowbrook distributed by Gravitas Ventures. Talent Manager and owner of Apollo Management with over 8 years experience managing actors and writer/directors and working with productions like Netflix, Apple TV, HBO, Hulu.

Four Doors


FOUR DOORS


Logline
An obsessed house sitter goes to dangerous extremes to make her famous client's lifestyle her own.


Unique Competitive Advantages
FINAL DESTINATION
• Jeffrey Reddick producing. The creator of the Final Destination franchise. Franchise has made $666,766,477
• We have 2 upcoming name actors that have a combined 750k followers on social media.
• Gravitas Ventures has already said they are interested to release it.
• We are getting it done for a fraction of the price because of our connections with crew, cast, and the main location. All of them have agreed to take significant pay cuts.


Gravitas Ventures
Distribution Strategy
• Our last movie was distributed by Gravitas Ventures. We will go a similar route with this movie and Gravitas has already expressed interest. We will make whatever decision is best for the movie and our investors.
• We will approach international sales agents and streaming platforms to represent the worldwide rights to the film. These include companies like Netflix, Amazon, Apple and more.

Competitive Analysis


BRICK

- Brick
  - Genre: Thriller
  - Budget: $450,000
  - Box Office: $3.9Million


SHIFTY

- Shifty
  - Genre: Thriller
  - Budget: $100,000
  - Box Office: $250,000


NARC

- Narc
  - Genre: Thriller
  - Budget: $6.5 million
  - Box Office: $12.6 million

Case Study

The Willowbrook

- *The Director/Producer team produced a low budget thriller with Director's own money. Four Doors will utilize their production model on a more ambitious scale.*

Budget: $150,000
Distributed: Gravitas Ventures
ROI: Projected to cross $800,000


Four Doors Cast
Andrea Londo
Known for portraying Maria Salazar in Narcos Season 3. Played Cynthia in Sony's Superfly. Seen on many other movies and shows including on CBS, FX, Netflix, Hulu
Jack Duarte
One of the leads on Apple TV's Now and then. Was a series regular on the famous Mexican TV show Rebelde. Can be seen in many more TV shows including on Netflix.
LOI's from both actors, these are not contracts until we have full funding

Our Audience:

This film tone will activate the audiences of The Talented Mr. Ripley and The Woman in the Window. The cinematography will be more similar to The Woman in the Window.


How far would you go to become someone else.
MATT DAMON
GWYNETH PALTROW
JUDE LAW
THE TALENTED MR.RIPLEY
CATE BLANCHETT
DECEMBER
THE
WOMAN
IN THE
WINDOW
SEEING IS BELIEVING
IN CINEMAS MAY 15

Our Business Plan

Our financing will go entirely towards the production of this feature film; our location rentals, our crew, equipment and our cast.

We receive zero payment for our role as writer/director and producers from this WeFunder as our contracts are organized to give our investors privileged returns so that they see their complete ROI before we see a dollar. We only start seeing payment when the movie is in net profit.

In the event of coming in under budget, those remaining funds will roll entirely into the digital marketing of the film to get as many eyeballs on the movie as possible.

Our minimum amount on Wefunder is $100,000. This in addition to Zach and myself's private funds allows us to start principal photography in December.

Our ideal budget and goal is $400,000. With this budget we can make the movie as good as possible. We can get a big name actor for a very juicy supporting role we have in the movie with this budget. It also allows us to use more on marketing the movie which is essential in the indie space.

Investment Terms

125% Principle + 50% Net Profits (this is lifetime)

Early Bird(investors up to $100k funding reached):

130%+50% Net Profits

Contact: fourdoorsfilm@gmail.com